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                                                                     EXHIBIT 2.4


                  THERMADYNE HOLDINGS CORPORATION ANNOUNCES
                  DIVESTITURE OF FLOOR MAINTENANCE BUSINESS

     ST. LOUIS, Missouri, June 27, 1996 - Thermadyne Holdings Corporation (NASDAQ: TDHC) announced that it has completed the previously announced transaction to sell its Floor Maintenance business to Incentive A/S for $115 million. The purchase price is comprised of $108.4 million in cash and approximately $6.6 million in assumed long-term liabilities. The Floor Maintenance business manufactures and markets commercial and industrial floor and carpet care equipment under the "Clarke", "A.L. Cook" and "American Lincoln" brand names and also manufactures a line of pressure washers marketed under the "Delco" brand name. The Floor Maintenance segment had 1995 pro forma sales of $120.6 million and sales of $32.2 million for the three months ended March 31, 1996.

     Randall E. Curran, Chairman and CEO of Thermadyne, stated, "Closing this transaction completes the task of focusing Thermadyne on its core cutting and welding and wear resistance businesses and meets our goal of reducing the Company's long-term debt."

     The Company also announced it entered into an Amended and Restated Bank Credit Agreement whereby the Company converted its existing Revolving Credit Facility, Term A loan and Term B loan, into a $250 million Revolving Credit Facility. The new facility has a term of five years and reduces by $25 million at the end of three years and by an additional $75 million at the end
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of the fourth year.  After application of the net proceeds from the sale of the
Floor Maintenance business, approximately $115 million of indebtedness will be outstanding under the new facility. James H. Tate, Senior Vice President and CFO of Thermadyne, noted, "The Revolving Credit Facility provides Thermadyne with the financial flexibility to respond quickly to future acquisition opportunities."

     Thermadyne, headquartered in St. Louis, is a multinational manufacturer of cutting, welding, wear resistant and hardfacing products. Thermadyne had sales of $413.9 million and $129.2 million for the year ended December 31, 1995 and the three months ended March 31, 1996.


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     For more information, contact James H. Tate, Senior Vice President and
CFO, Thermadyne Holdings Corporation, (314) 746-2107